RENESOLA LTD

Aug.5th, 2011

VIA EDGAR

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Eric Atallah, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ReneSola Ltd
Form 20-F for the year ended December 31, 2010
Filed March 8, 2011
File No. 1-33911

Dear Mr. Vaughn, Mr. Atallah and Mr. James,

This letter sets forth the responses of ReneSola Ltd (the “Company”) to the comments contained in the letter dated July 19, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2010 Form 20-F.

Form 20-F for the year ended December 31, 2010

Results of Operations, page 67

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 67

1.
We note that you incurred approximately $14.1 million of other operating expenses during the year ended December 31, 2010, but we do not see where you have provided a discussion regarding these expenses. Please explain to us the nature of these expenses and the factors that led to the increase during the year ended December 31, 2010. Revise your future filings as necessary. Refer to Item 303(A) of Regulation S-K.

The Company respectfully advises the Staff that other operating expenses primarily comprised $14.7 million in net losses from the sale of low grade polysilicon to third-parties, offset in part by $1.3 million in net income from the sale of auxiliary materials to third-parties.  Total sales price for these transactions was $14.2 million and the related cost for these transactions was $27.6 million.  In addition, $2.0 million in certain other miscellaneous operating expenses, offset in part by $1.3 million in other operating income, were recorded to this line item.

The Company supplementally advises the Staff that prior to its sale, this low grade polysilicon was included in the Company's raw materials inventory balance and was utilized in the Company’s production process until shortly prior to aforementioned transactions.  In the second half of 2010, the Company changed its wafer production process in a manner that eliminated the usage of this grade of polysilicon.  As such, the Company decided to sell the remaining inventory balance. The Company further notes that it does not have a standard practice of selling raw materials to third parties in bulk.

In responding to the Staff's comment, the Company recognized that the sale of this low grade polysilicon inventory and auxiliary materials should have been properly recorded as sales of raw materials, and had the Company done so, the related impact would have been reflected in cost of revenues.  Specifically, the Company notes that in EITF Issue No. 96-9, "Classification of Inventory Markdowns and Other Costs Associated With a Restructuring," (codified in ASC 420-10-S99-3) the SEC observer announced the following about inventory markdowns:

The SEC staff recognizes that there may be circumstances in which it can be asserted that inventory markdowns are costs directly attributable to a decision to exit or restructure an activity. However, the staff believes that it is difficult to distinguish inventory markdowns attributable to a decision to exit or restructure an activity from inventory markdowns attributable to external market factors that are independent of a decision to exit or restructure an activity. Further, the staff believes that decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business. Accordingly, the SEC staff believes that inventory markdowns should be classified in the income statement as a component of cost of goods sold.

If the Company followed this guidance, the loss would have been reflected in cost of revenues in its 2010 consolidated financial statements.

In assessing the impact of this classification error on its 2010 consolidated financial statements taken as a whole, the Company considered the guidance in SEC Staff Accounting Bulletin Topic 1.M (SAB 99) and concluded that the impact is not material.  In arriving at this conclusion, the Company considered several factors, including: (i) the decrease in gross profit margin would have been 1.1%, (ii)  the loss from this sale does not reflect a deterioration in the margins that the Company earns from sales of its core products, (iii) the loss does not impact trends or the Company’s ability to meet previously provided earnings guidance, and (iv) the error has no impact on income from operations, net income or earnings per share for the year ended December 31, 2010.

The Company supplementally advises the Staff that going forward, the Company will discuss the impact of these transactions in its MD&A.

Consolidated Statements of Changes in Equity and Comprehensive Income (Loss), page F-7

2.
Please revise future filings to disclose the accumulated balances for each component of your accumulated other comprehensive income on the face your balance sheet, in your statement of changes in equity, or in the notes to your financial statements. Refer to FASB ASC paragraph 220-10-45-14.

In response to the Staff's comment, the Company will revise future filings to comply with the disclosure requirements of ASC paragraph 220-10-45-14.

Note 19 – Segment Reporting, page F-39

3.	We note that you operate in two reportable segments. Please revise future filings to address the following:

•
Disclose total assets for each reportable segment with a reconciliation to your total consolidated assets. Refer to FASB ASC paragraphs 280-10-50-22 and 30c. Alternatively, please explain to us why you are not making this disclosure under FASB ASC paragraph 280-10-50-26.

The Company respectfully advises the Staff that asset information by segment is not provided to its chief operating decision maker.  Consequently, assets by reportable segment have not been disclosed.  The Company will revise future filings in accordance with ASC paragraph 280-10-50-26 to disclose this fact.

•	Disclose the basis of accounting for any transactions between reportable segments. Refer to FASB ASC paragraph 280-10-50-29a.

In response to the Staff's comment, the Company will revise future filings to provide the disclosure required by ASC paragraph 280-10-50-29a. The Company supplementally advises the Staff that the transactions between reportable segments relate to supplier contracts for the sales of wafers.  These transactions are executed based on the stated contract prices, with similar terms and conditions as sales to third parties.
.
•	Disclose the nature of any differences between the measurements of your reportable segments’ gross profit and your consolidated gross profit. Refer to FASB ASC paragraph 280-10-50-29b.

The Company respectfully advises the Staff that there are no differences between the measurements of the Company’s reportable segments’ gross profit and the Company’s consolidated gross profit, as the Company uses the same profit measurement for both the reportable segments and the consolidated entity. The Company will revise future filings to clarify this point.

*          *          *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at +86 (573) 8477-3321, or our U.S. counsel, Latham & Watkins LLP, attention: Benjamin Su at +86 (10) 5965-7016.

Very truly yours,

By:	/s/ Henry Wang
Name: Henry Wang
Title: Chief Financial Officer

cc:	David Zhang, Latham & Watkins
Benjamin Su, Latham & Watkins LLP